EXHIBIT 99.1

POET Streamlines its Global Engineering Organization in Response to AI Market Demand

Schedules closing of Allentown, PA operation, saving US$2M annually

TORONTO, Aug. 29, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced a reorganization of its engineering team to streamline design, component engineering and New Product Introduction (NPI) activities globally, in response to active customer demand for 800G and higher products directed at the AI systems and hyperscale data center markets.

While the major AI network and systems companies are located in North America and China, almost all module makers, including the Company’s current customers for optical engines, are located in China, Taiwan and other Asia Pacific countries. To better serve these and other customers, POET has established a Global Engineering Organization based in Singapore, which will be led by Dr. Mo Jinyu, Senior Vice President, with the New Product Introduction (NPI) and component engineering teams reporting to her. NPI is responsible for taking optical engine and module products from prototype design to initial manufacturing, coordinating with the product design and production teams along the way. All of these functions benefit from tight integration and geographic proximity. Critical product design and architecture, key customer relationships, global marketing & sales, and intellectual property management all continue to remain centered in Silicon Valley California, while the Company’s finance, investor relations and other administrative functions are managed from its headquarters in Toronto, Ontario.

As a result of this reorganization, the functions of engineering design and manufacturing interface, previously managed by POET’s Allentown, PA organization will be transferred to POET’s Shenzhen operation, with other functions being transferred to Singapore. Compared to its annualized spend at the beginning of the year, the annual savings realized from the closing of Allentown on or before March 31, 2025, will be between US$1.8 million and $2 million annually, with one-time costs estimated at approximately US$250 thousand.

“Now that the Company has a strong balance sheet, we can confidently plan for our future, by streamlining the organization with a laser focus on securing design wins, delivering products and taking volume production orders from customers,” said Dr. Suresh Venkatesan, Chairman & Chief Executive Officer of POET. “We fully expect that the partnerships and customers that we have announced over the past few months will mature into module designs that will qualify with end users and convert to optical engine revenue later this year and into 2025, with ultra-high growth in the years to follow.”

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained “Edge” computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations regarding its successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the size, future growth and needs of Artificial Intelligence network suppliers, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, reorganization efforts, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company’s products to meet performance requirements for AI and datacom networks, lack of sales in its products, lack of sales by its customers to end-users, operational risks in the completion of the Company’s projects, risks affecting the Company’s ability to complete its products, the ability of the Company to generate sales for its products, the ability of its customers to generate sales for products that incorporate the Company’s products, the ability to attract key personnel, the failure of its reorganization efforts and the ability to raise additional capital when needed. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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